04010059

BERU

BERU AG Postfach 229, D-71602 Ludwigsburg
Mörikestr.155, D-71636 Ludwigsburg

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington DC, 20549

SEC MAIL PROCESSING RECEIVED FEB 23 2004 WASH. D.C. 155 SECTION

SUPPL

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	Investor Relations/Liedtke	++49-71 41-132-931	++49-71 41-132-586	19.02.04

BERU Aktiengesellschaft, Exemption number: 82-34 750

Dear Sir, Madame,

please find attached the BERU 9-months report 2003/04

Your's sincerly

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

BERU
Aktiengesellschaft

i. A.

Claudia Liedtke
Unternehmenskommunikation/Investor Relations

dlw 2/25

9-months report 2003/04


BERU GERMANY 4

Sales revenues

in EUR million


300
250
200
150
100
50
214.3
248.3
9 months 2002/03
9 months 2003/04

In the first nine months of its financial year (April 1 – December 31, 2003), BERU Aktiengesellschaft, Ludwigsburg, increased its consolidated sales revenues by 15.9% from EUR 214.3 million to EUR 248.3 million. The company achieved an EBIT (before one off effects) of EUR 41.6 million in the first nine months, compared with EUR 34.1 million in the same period of the previous year. Once again, the Electronics and Sensor Technology division posted the strongest growth in sales: at EUR 58.5 (43.4) million, the figure was 34.8% higher than in the prior year. Sales revenues from electronic tire pressure monitoring systems were up from EUR 13.4 million to EUR 21.7 million for the first nine months, an increase of 61.9%. DVFA/SG earnings per share adjusted for one-time effects of EUR 2.68 (2.21) were 21.3% higher than in the first nine months of 2002/03.

Significant growth in sales revenues despite generally weak economy

Despite the weak economic environment, BERU increased its revenues by 15.9% from EUR 214.3 million to EUR 248.3 million. Although the global automotive economy developed better than market research institutions had expected in 2003, markets in North America and Western Europe declined slightly. In the United States, sales of light vehicles (cars and light trucks) decreased to 16.6 (16.8) million even with higher discounts and continued customer incentives. Notwithstanding the weakness of the industry in Western Europe – cars sales were down 1% to 14.2 million from 14.4 million in the prior year – BERU succeeded in raising its sales revenues in the region (excluding Germany), and actually achieved a plus of 38.7%. Registrations of new cars in Germany fell by just 0.5% compared to the previous year; in line with this development, BERU's sales revenues in Germany remained nearly constant at EUR 89.6 (89.7) million.

Development of diesel's share of new vehicle registrations

in percent


80
70
60
50
40
30
20
10
63.5
67.4
43.2
48.7
23.4
27.3
France
Italy
Great Britain
2002
2003

Constant upward trend for diesel engines in Western Europe

The trend towards diesel engines continued in Western Europe. In 2003, 6.2 (5.8) million cars were sold with diesel engines, 6% more than in 2002. Diesel's share of new car registrations in the region was up to 43.7% in 2003 (40.3%). This strong rise in demand is due in part to significant increases in fuel prices and the introduction of new engine technologies. Austria is still in the lead with a diesel share of 72.0%, closely followed by Belgium with 68.0%, while Sweden and Greece remain at the bottom of the ranking. BERU's most important domestic market, Germany, reached a diesel share of 39.9% in 2003, but still has scope for further expansion. There is likely to be a positive effect from the growing public discussion on the increased use of biodiesel and synthetic diesel. The high quality of synthetic diesel could help to fulfill the stricter emission regulations laid down by the EURO 5 standard. In connection with the EU initiative aiming to significantly increase the share of organic fuel in Europe, Shell and Aral/BP began to blend 5% biodiesel in with the diesel fuel sold at their filling stations in Germany in January 2004. This biodiesel is exempt of fuel tax in Germany, so industry experts assume that the price of diesel fuel is likely to rise more slowly than gasoline in the future.

The shift to diesel seems to be accelerating also outside Europe. German automobile manufacturers such as DaimlerChrysler and Volkswagen made a commitment to diesel engines at the Detroit Motor Show in January 2004, and announced a diesel offensive in North America. Although the diesel share of new registrations is still very low in the United States, many market research institutions and the manufacturers now anticipate a significant increase in the coming years. In the Diesel Technology

Forum, founded by companies in the automotive industry, companies have begun to promote diesel engines in the United States by means of marketing activities, test drives and a broad-based information program. BERU has been active in this Diesel Technology Forum since last December.

Growth in core division of Diesel cold-start Technology

In the first nine months of 2003/04, BERU's core division with the largest share of sales revenues, Diesel cold-start Technology, increased its sales revenues by approx. 6% from EUR 108.5 million to EUR 115.2 million. Sales developed very positively in Asia and Europe. In the French market in particular, sales of glow plugs to OEM customers were very encouraging, in many cases higher than projected. BERU is satisfied with the development of ISS, the diesel instant-start system. As we expected, the start-up of the Golf V platform (including Seat, Škoda, Audi and Touran) also went smoothly. In December 2003, BERU began first deliveries of ISS in the United States, with DMAX for Isuzu and GM diesel engines. The ISS new start-up with DaimlerChrysler for the Mercedes-Benz 6-cylinder engine in the fourth quarter will contribute to the ongoing increase in sales revenues by the core division of Diesel cold-start Technology.

Ignition Technology profits from acquisition

The Ignition Technology division increased its sales revenues by 19.6% to EUR 74.6 (62.4) million, although in Western Europe alone, new registrations of cars with gasoline engines decreased by 7% in 2003. The rise in sales was partially due to the acquisition of BERU Eyquem last year, which contributed EUR 11 million to this division's share of the Group's total revenues. Furthermore, the new production facility should help to expand market potential and to increase supply efficiency. Unit sales of spark plugs soared by more than 50% in the first nine months of the financial year. In addition, in the third quarter, BERU started supplying Renault with ignition coils. This start-up also had a positive effect on Ignition Technology's sales developments. Despite the relatively mild winter in Germany, the aftermarket business developed largely as planned. The total aftermarket business accounts for more than 30% of the Group's sales revenues. BERU anticipates a continuation of Ignition Technology's positive development in the fourth quarter of the 2003/04 financial year.

Continued success for Electronics and Sensor Technology

In the newest division of BERU AG, Electronics and Sensor Technology sales revenues for the first nine months were up 34.8%, from EUR 43.4 million to EUR 58.5 million, giving it a 23.6% share of the Group's total sales. The increase was largely due to the production start-up of electronically controlled PTC heating systems for cars with diesel engines, which are used with the new Golf V platform, for example, and soon also in the Ford Focus.

The Tire Pressure Monitoring Systems unit continued its positive development. The system was increasingly fitted to the Porsche, DaimlerChrysler and VW Group models for which it is offered, and the successful start of TSS (tire safety system) in the VW Touareg and in the Porsche Cayenne lifted revenues to EUR 21.7 (13.4) million. In the current financial year, BERU will equip two additional volume models from Audi with TSS, and will participate in all European manufacturers' invitations to tender for such systems.

We are eagerly awaiting the revision of United States legislation on the Tire Safety Rule. After a US federal court allowed a claim by American consumer associations criticizing the safety and effectiveness of indirect monitoring systems and their general inadequacy, manufacturers now expect an announcement in the coming weeks of the newly formulated system requirements. If the regulations for indirect monitoring systems are made stricter or prohibited, there will be improved market opportunities for direct monitoring systems, which measure tire pressure directly and precisely using pressure and temperature sensors inside the tires. BERU is one of Europe's leading suppliers of direct monitoring systems.

Net cash position/cash position

in EUR million



120
100
80
60
40
20
58.2
57.6
86.9
84.5
Net cash position
Cash position
30.9.2003
31.12.2003

On the basis of a licensing agreement, BERU is strengthening its alliance in the North American market with Lear Corporation, Southfield, USA, for the development, production and distribution of integrated tire pressure monitoring systems with direct monitoring. The first joint projects with Ford and Kia/Hyundai will begin in 2005.

Growth in orders received and orders on hand

Orders received in the first nine months increased by 17.2% from EUR 226.4 million to EUR 265.3 million. Orders on hand also grew: by 12.3% to EUR 163.1 (145.3) million at December 31.

Reduced personnel expenses as a percentage of sales revenues

The size of the Group's workforce fell to 2,690 employees at the end of the period, after 2,718 three months earlier. As a result, personnel expenses as a percentage of sales revenues fell from 31.9% to 30.5%. The reduction was partially due to restructuring measures at subsidiaries and efficiency-boosting activities in the Group. The BERU Group will soon install a highly efficient automated manufacturing system at the French spark plug factory in Chazelles-sur-Lyon, where the manufacturing of spark plugs is to be concentrated. In January, the decision was taken to relocate production from the second facility for automobile spark plugs, hitherto in Neuhaus, Germany, to Chazelles-sur-Lyon. BERU is thus implementing its strategy of concentrating the production of spark plugs at one location. Ten regular jobs will disappear, and forty temporary contracts will not be renewed. Spark plug development will continue to be located at the company's headquarters in Ludwigsburg, Germany. BERU anticipates synergies particularly in purchasing, but also from economies of scale with the higher output at the factory in Chazelles-sur-Lyon.

Net income

in EUR million



40
35
30
25
20
15
10
5
26.9
27.4
9 months 2002/03
9 months 2003/04

Slight improvement in material costs as a percentage of sales revenues in the third quarter

Despite the increasing share of electronics in the production of the new product groups ISS, PTC and TSS at the Bretten facility, as a result of optimized purchasing and higher volumes, the ratio of material costs to sales revenues remained nearly constant at 34.9% (34.3%). The gross margin was thus 65.1% (65.7%) for the first nine months, and actually reached 66.9% in the third quarter. Other operating expenses in the first nine months of the financial year totaled EUR 38.8 (35.7) million. As a percentage of sales revenues they fell from 16.7% to 15.6%.

EBIT and pre-tax profit

in EUR million


50
40
30
34.1
41.6
40.2
44.0
EBIT
Pre-tax profit
9 months 2002/03
9 months 2003/04

EBIT margin reaches 17 %

In the first nine months, BERU achieved an EBIT margin of 16.8%, after 15.9% in the prior-year period. The Group is thus well placed to surpass its minimum targeted EBIT margin of 15% for the full year. EBIT for the period grew by 22.0% to EUR 41.6 million, after EUR 34.1 million in the prior year. In the third quarter, there was an EBIT margin of 18.2%. The inclusion in the consolidated Group of the recently acquired BERU Eyquem reduced the Group's EBIT margin slightly. There were positive effects from the fact that the Tire Pressure Monitoring unit reached breakeven and from the increasing volumes of new ISS systems and PTC heating units. Advance expenditures remained at a high level: for the development of the next generation of tire pressure monitoring systems and in connection with the "smart plug" concept, with which the glow plugs are linked with intelligent sensors, and for heating units for particulate filters and NO_X catalysts. The restructuring measures taken at the Formula One high-tech supplier, BERU F1 Systems, and at our Hungarian electronics subsidiary, REMIX Group Electronics showed positive effects, so restructuring expenses and operating losses totaled only EUR 0.5 (2.6) million.

DVFA/SG earnings per share

in EUR


3.0
2.5
2.0
1.5
1.0
0.5
2.21
2.68
9 months 2002/03
9 months 2003/04

In the previous year, BERU had realized a capital gain of EUR 3.8 million from the sale of investments in other companies. In the first nine months of 2003/04, the company realized capital gains of just EUR 0.5 million. Nonetheless, operating profit, which also includes such one-time gains from the sale of shares in other companies, increased to EUR 42.1 (37.9) million.

Adjusted earnings per share up by 21 %

Due to the low levels of interest rates, net financial income decreased from EUR 2.3 million to EUR 1.9 million. Impairment charges totaling EUR 0.3 million were recognized on fixed-interest securities in the current assets. The company thus achieved pre-tax earnings of EUR 44.0 (40.2) million, 9.5% more than in the prior year. Despite a significant increase in the effective tax rate to 37.7% (33.1%), net income also rose, by 1.9% to EUR 27.4 (26.9) million. Earnings per share adjusted for one off effects and exceptional items (according to DVFA/SG) rose by 21.3% to EUR 2.68 (2.21).

Cash flow

in EUR million


50
45
40
35
30
25
43.0
44.4
9 months 2002/03
9 months 2003/04

Improved financial strength

BERU once again demonstrated its financial strength with an increase in cash flow of more than 3% from EUR 43.0 million to EUR 44.4 million. Cash and marketable securities decreased by 2.8% from EUR 86.9 million at the end of September 2003 to EUR 84.5 million at the end of December. Capital expenditure in the first nine months increased to EUR 22.2 (18.5) million. This figure includes major investment of EUR 6.5 million for the new, ultra modern aftermarket logistics center in Ludwigsburg, which went into operation in the third quarter. In the third quarter of the financial year, BERU generated an operative free cash flow of EUR 10.3 (8.3) million. In the first nine months of the financial year, this amounted to EUR 21.7 (20.7) million.

Outlook

At present, BERU assumes that the global automotive economy could experience a moderate revival in 2004. However, the market environment is still challenging due to manufacturers' price pressure and sales incentives. It will remain particularly difficult for markets in Western Europe and the United States to recover significantly from the declining registration figures. Due to numerous new product start-ups, for example with the two European high-volume platforms, the Golf V and the Ford Focus, and in the United States with GM/Isuzu, our most important success factors are punctual start-ups with OEMs and diesel penetration. In agreement with the market research institutions, we expect a continuation of the positive diesel trend in Western Europe, which will soon exceed the 45% mark for new registrations. The German market has room to catch up in this respect. In the United States, there are increasingly strong signs that conditions are improving for an increase in the share of diesel engines in the country of big 8-cylinder light trucks, and that manufacturers such as the Volkswagen Group, DaimlerChrysler and Ford intend to expand their range of diesel vehicles.

As stated by *Chairman of the Executive Board Marco von Maltzan:* "Depending on the start-up speed of our new projects, we assume that we will at least achieve our goal for the full year of increasing sales revenues by 15% with a 15% EBIT margin. After achieving breakeven with our tire pressure monitoring system, we now plan for the ISS and the PTC to breakeven as well in the upcoming quarters. It is important to respond to the manufacturers' intense price pressure with our efficiency-boosting program, PAP (Productivity Action Plan), an optimal international production network, and above all, with technological innovations. 2004/05 will also be a year of start-ups – eight are planned with new products – and double-digit organic growth, and we look forward to this challenge. As ever, our focus is not simply on revenue growth per se, but to strenghten the company's profitability."

Consolidated balance sheet

of BERU Aktiengesellschaft, Ludwigsburg, as at 31 December 2003

Assets

in EUR million	31.12.2003	31.3.2003	31.12.2002
Fixed assets			
Intangible assets	20.2	13.2	14.2
Property, plant and equipment	99.1	83.0	75.6
Financial assets	6.1	4.5	4.5
	125.4	**100.7**	**94.3**
Current assets			
Inventories	69.9	43.7	57.0
Receivables and other assets			
Trade receivables	73.3	58.9	50.6
Receivables from affiliated companies	6.6	3.5	4.6
Other assets	6.8	3.4	7.2
	86.7	**65.8**	**62.4**
Securities	62.3	65.5	76.5
Cash and cash equivalents	22.2	52.2	40.6
	241.1	**227.2**	**236.5**
Deferred charges and prepaid expenses	**0.9**	**1.1**	**1.0**
Balance sheet total	**367.4**	**329.0**	**331.8**

Equity and liabilities

in EUR million	31.12.2003	31.3.2003	31.12.2002
Shareholders' equity			
Subscribed capital	26.0	26.0	26.0
Capital surplus	73.1	73.1	73.1
Earnings reserves	131.5	121.3	103.2
Balance sheet profit	26.0	21.0	27.1
Minority interests	1.2	1.2	1.9
	257.8	**242.6**	**231.3**
Special items from investment subsidies	**1.8**	**2.1**	**4.7**
Provisions			
Provisions for pensions and similar obligations	13.5	12.2	11.4
Other provisions	31.9	29.3	37.4
	45.4	**41.5**	**48.8**
Liabilities			
Liabilities due to banks	26.9	20.1	24.0
Trade liabilities	20.3	14.1	15.4
Notes payable	6.7	1.4	1.6
Liabilities due to affiliated companies	1.0	0.7	0.3
Other liabilities	7.5	6.5	5.3
	62.4	**42.8**	**46.6**
Deferred expenses and accruals	**0.0**	**0.0**	**0.4**
Balance sheet total	**367.4**	**329.0**	**331.8**

Consolidated profit and loss account

of BERU Aktiengesellschaft, Ludwigsburg, for the period from 1 April to 31 December 2003

in EUR million	9 months 2003/04	9 months 2002/03	Change	Q3 2003/04	Q3 2002/03
Sales	248.3	214.3	15.9%	94.5	74.0
Changes in finished goods and work in process	6.6	2.3	187.0%	– 0.9	– 0.9
Other own work capitalized	0.3	0.4	– 25.0%	0.2	0.1
Other operating income	4.8	14.2	– 66.2%	1.3	6.5
	260.0	**231.2**	**12.5%**	**95.1**	**79.7**
Material costs	– 86.7	– 73.4	18.1%	– 31.3	– 25.9
Personnel expenses	– 75.7	– 68.3	10.8%	– 26.6	– 21.3
Depreciation of intangible assets, property, plant and equipment	– 16.7	– 15.9	5.0%	– 5.4	– 5.9
Other operating expenses	– 38.8	– 35.7	8.7%	– 14.6	– 12.9
Income before financial income and taxes	**42.1**	**37.9**	**11.1%**	**17.2**	**13.7**
Income from investments	0.1	0.0	100.0%	0.0	0.0
Income from loans from financial assets	0.3	0.0	100.0%	0.0	0.0
Income from associated companies	0.2	0.0	100.0%	0.1	0.0
Other interest and similar income	2.6	3.3	– 21.2%	0.8	1.0
Impairment of securities in current assets	– 0.3	0.0	100.0%	0.0	0.0
Interest and similar expenses	– 1.0	– 1.0	0.0%	– 0.3	– 0.4
Financial income	**1.9**	**2.3**	**– 17.4%**	**0.6**	**0.6**
Income from ordinary activities	**44.0**	**40.2**	**9.5%**	**17.8**	**14.3**
Taxes on income and earnings	– 15.7	– 12.9	21.7%	– 6.5	– 5.1
Other taxes	– 0.9	– 0.4	125.0%	– 0.5	– 0.2
Income after taxes	**27.4**	**26.9**	**1.9%**	**10.8**	**9.0**
Minority interests	– 0.1	0.0	100.0%	0.0	0.0
Net income	**27.3**	**26.9**	**1.5%**	**10.8**	**9.0**
DVFA earnings per share (in EUR)	2.68	2.21	21.3%	1.10	0.80

Cash flow statement of the Group

of BERU Aktiengesellschaft, Ludwigsburg, for the period from 1 April to 31 December 2003

in EUR million	2003/04	2002/03	Change
Net income (including minority interests)	27.3	26.9	0.4
Depreciation of tangible and intangible assets	16.7	15.9	0.8
Increase in provisions	2.5	3.7	– 1.2
Other income/expenses not affecting cash flow	– 0.2	– 0.4	0.2
Profits from the disposal of tangible and intangible assets	– 0.1	– 0.1	0.0
Profits from the disposal of securities in current assets	– 0.8	– 3.8	3.0
Increase in inventories and receivables as well as other assets not allocated to investment or financing activities	– 34.3	– 8.1	– 26.2
Increase in trade liabilities as well as other liabilities not allocated to investment or financing activities	7.9	0.7	7.2
Cash flow from operating activities	**19.0**	**34.8**	**– 15.8**
Proceeds from the disposal of property, plant and equipment	0.3	1.2	– 0.9
Payments for investments in fixed assets	– 20.6	– 17.4	– 3.2
Proceeds from the disposal of intangible assets	0.0	0.0	0.0
Payments for investments in intangible assets	– 0.2	– 0.5	0.3
Proceeds from the disposal of financial assets	0.0	0.0	0.0
Payments for investments in financial assets	– 1.4	– 0.6	– 0.8
Payments for the acquisition of consolidated companies	– 26.4	– 0.5	– 25.9
Proceeds from financial assets as part of temporary financial management	0.8	10.8	– 10.0
Payments for financial assets as part of temporary financial management	0.0	0.0	0.0
Cash flow from investment activities	**– 47.5**	**– 7.0**	**– 40.5**
Dividends paid	– 11.0	– 11.0	0.0
Additions to financial liabilities	10.1	4.2	5.9
Repayment of financial liabilities	– 3.4	– 3.0	– 0.4
Cash flow from financing activities	**– 4.3**	**– 9.8**	**5.5**
Changes in cash and cash equivalents affecting cash flow	– 32.8	18.0	– 50.8
Changes in cash and cash equivalents not affecting cash flow	– 1.1	– 1.7	0.6
Changes in funds resulting from consolidated companies	0.0	0.0	0.0
Cash and cash equivalents at beginning of period	111.8	93.4	18.4
Cash and cash equivalents at the end of period	**77.9**	**109.7**	**– 31.8**

Changes in Shareholders' Equity

of BERU Aktiengesellschaft, Ludwigsburg, for the period from 1 April to 31 December 2003

in EUR million	Subscribed capital	Capital reserves	Earnings reserves for own shares	Other earnings reserves	Balance-sheet profit	Shares held by other share-holders	Total share-holders' equity
Balance at 1.4.2003	26.0	73.1	1.7	119.6	21.0	1.2	**242.6**
Resolution of the AGM							
Dividend distribution	–	–	–	–	– 11.0	–	**– 11.0**
Transfer to Earnings Reserves	–	–	–	9.5	– 9.5	–	**0.0**
Change in currency equalisation item	–	–	–	– 1.1	–	– 0.1	**– 1.2**
Net income	–	–	–	–	27.3	0.1	**27.4**
Transfer to earnings reserves and other transfers	–	–	– 1.7	3.5	– 1.8	–	**0.0**
Balance at 31.12.2003	**26.0**	**73.1**	**0.0**	**131.5**	**26.0**	**1.2**	**257.8**
Balance at 1.4.2002	26.0	73.1	0.0	94.7	21.3	2.2	**217.3**
Resolutions of the AGM							
Dividend distribution	–	–	–	–	– 11.0	–	**– 11.0**
Transfer to earnings reserves	–	–	–	10.0	– 10.0	–	**0.0**
Change in currency equalisation item	–	–	–	– 1.6	–	– 0.3	**– 1.9**
Net income	–	–	–	–	26.9	–	**26.9**
Transfer to earnings reserves and other transfers	–	–	0.6	– 0.5	– 0.1	–	**0.0**
Balance at 31.12.2002	**26.0**	**73.1**	**0.6**	**102.6**	**27.1**	**1.9**	**231.3**

Group Sales by Division

of BERU Aktiengesellschaft, Ludwigsburg, for the period from 1 April to 31 December 2003

in EUR million	9 months 2003/04	9 months 2002/03	Q3 2003/04	Q3 2002/03
OEM				
Sales	155.6	135.2	55.6	42.6
EBIT	25.1	19.4	9.6	7.3
Aftermarket				
Sales	75.7	63.7	32.8	26.7
EBIT	17.9	14.7	7.5	6.5
General industry				
Sales	17.0	15.4	6.1	4.7
EBIT	0.1	– 3.1	0.1	– 0.6
Consolidation				
EBIT	– 1.0	6.9	0.0	0.5
Total				
Sales	248.3	214.3	94.5	74.0
EBIT	42.1	37.9	17.2	13.7

Cashflow of the Group

of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April to 31 December 2003

in EUR million	2003/04	2002/03	Change
Net income	27.3	26.9	1.5%
Depreciation of intangible assets, property, plant and equipment	16.7	15.9	5.0%
Change of long term provisions	0.4	0.2	100.0%
	44.4	**43.0**	**3.3%**

BERU stock price compared to CDAX

since April 2002



in percent
120
110
100
90
80
70
60
50
40
April 2002
May 2002
June 2002
July 2002
Aug. 2002
Sep. 2002
Oct. 2002
Nov. 2002
Dec. 2002
Jan. 2003
Feb. 2003
March 2003
April 2003
May 2003
June 2003
July 2003
Aug. 2003
Sep. 2003
Oct. 2003
Nov. 2003
Dec. 2003
Jan. 2004
BERU share indexed (1 April 2002 = 100)
CDAX, indexed (1 April 2002 = 100)

Financial Dates 2004

Preliminary report on the 2003/04 financial year	27. May 2004
Balance sheet press conference on the 2003/04 financial year	07. July 2004
DVFA analysts' conference 2003/04	08. July 2004
Report on the 1st quarter 2004/05	19. August 2004
2004 Annual General Meeting	14. September 2004
Interim report on the 1st half-year 2004/05	18. November 2004



BERU Aktiengesellschaft
Corporate Communications / Investor Relations
Mörikestraße 155
71636 Ludwigsburg
Germany
Phone: +49-71 41-132 246
Fax: +49-71 41-132 586
www.beru.com